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                                                                 Exhibit 5.2(ii)

                           COMMONWEALTH OF PUERTO RICO
                                DEPARTMENT OF THE
                                    TREASURY
                   P.O. BOX 5-4515 SAN JUAN PUERTO RICO 00905
                              BUREAU OF INCOME TAX

KPMG Peat Marwick
250 Munoz Rivera Avenue
American International Plaza 11th Floor
Hato Rey, Puerto Rico  00918

               Name of Employer     :   Lazare Kaplan (Puerto Rico) Inc.

               Account Number       :   66-0404030

               Effective Date       :   January 1, 1990

               Name of Plan         :   Lazare Kaplan 401(k) Plan for
                                        Savings and Investment
                                        (Section 165(e))

Gentlemen:

        It is the opinion of this Bureau, based upon the evidence submitted with your request for ruling, that the plan referred to above meets the requirements of Section 165(a) of our Income Tax Act of 1954, as amended, (the "Act") and that the trust established thereunder will be entitled to exemption from local income taxes. According to Article 165-1(a)(4) of the Regulations issued under the Act "The law is concerned not so much with the form of any plan as it is with its effect in operation".

        The trust, being exempt under Section 165(a) of our Act, is subject to the provisions of Section 404, relating to tax on unrelated business income, as defined in Section 404A, of said Act. It is also required to file an annual return, on the enclosed Form 480.70, stating specifically the items of gross income, receipts and disbursements connected thereto, and any other pertinent information.

        The contributions to be made by the employer, pursuant to the terms of the plan, will be subject to the conditions and limitations of Section 23(p)(1) of the Act. The deductibility of



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KPMG Peat Marwick

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such contributions will be verified upon examination of the employer's return.

        The information required by Article 23(p)-2 of the Regulations under our Act must be submitted annually with the employer's and trust's return. However, if in a particular taxable year said information has been filed by the employer and he so notifies the trustee, the trustee, in lieu of the information required under Article 23(p)-2, may file with the Secretary of the Treasury the following information: (1) the names and addresses of the parties to the trust agreement and the date thereof; (2) the taxable year involved; (3) a copy of the notification from the employer with respect to the filing of such information; and (4) a request for exemption of the trust under Section 165(a).

        Any amendment to the plan must be notified immediately to this office so that their tax effect may be determined. Moreover, this office must be notified immediately in the event of suspension or discontinuance of contributions by the employer, or termination of the plan (or trust).

        You are informed that, since the Income Tax Act does not provide for the top heavy plan or Top Heavy Group benefits under a pension plan, no opinion is expressed regarding this matter under the subject plan.

        No opinion is expressed as to the tax treatment of the above transactions under any other provision of the Act (and the regulations thereunder) that may also be applicable thereto, or to the tax treatment of any condition existing at the time of the transactions, or any effect resulting therefrom, that is not specifically covered by this ruling. The opinion expressed herein shall be valid only upon the continued existence of the facts as submitted for our consideration.

                                                          Cordially,

                                           Dalia M. Velez Irizarry, Acting Chief
                                                      Pension Plan Section

                            HACIENDA AT YOUR SERVICE



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